Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Largo Inc.

We consent to the use of our report dated March 22, 2024 on the consolidated financial statements of Largo Inc. (the “Entity”)  which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such report in the Registration Statement No. 333-258713 on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountant, Licensed Public Accountants

March 22, 2024
Toronto, Canada